Exhibit 11

Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended March 31,
	2009	2008

Computation of loss per common share:

Net loss applicable to common shares	$(833,114)	$(747,579)

Weighted average number of common shares	107,395,216	107,173,549

Net income (loss) per common share	$(0.01)	$(0.01)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.